      Commission File No. 5-44316

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A2

Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
and Rule 13e-3 thereunder

Inland Resources Inc.

(Name of Issuer)

Inland Resources Inc.
Inland Holdings LLC
TCW Asset Management Company
Trust Company of the West, as Sub-Custodian for Mellon Bank
Hampton Investments LLC
Pengo Securities Corp.
Marc MacAluso
Bill I. Pennington
(Name of Persons Filing Statement)

Common Stock, Par Value $.001 per share	457469-20-3
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Inland Resources Inc. Attention: Marc MacAluso Chief Executive Officer 410 17th Street, Suite 700 Denver, CO 80202 Tel: (303) 893-0102	Inland Holdings LLC Attention: Arthur R. Carlson and Thomas F. Mehlberg 865 S. Figueroa Street, Suite 1800 Los Angeles, CA 90017 Tel: (213) 244-0053

TCW Asset Management Company Attention: Arthur R. Carlson and Thomas F. Mehlberg 865 S. Figueroa Street, Suite 1800 Los Angeles, CA 90017 Tel: (213) 244-0053	Trust Company of the West, as Sub-Custodian for Mellon Bank Attention: Arthur R. Carlson and Thomas F. Mehlberg 865 S. Figueroa Street, Suite 1800 Los Angeles, CA 90017 Tel: (213) 244-0053

Hampton Investments LLC c/o Pengo Securities Corp. Attention: General Counsel 885 Third Avenue, 34th Floor New York, NY 10022 Tel: (212) 888-5500	Pengo Securities Corp. Attention: General Counsel 885 Third Avenue, 34th Floor New York, NY 10022 Tel: (212) 888-5500

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Persons Filing Statement)

with a copy to:
Ronald L. Brown, Esq. Andrews & Kurth L.L.P. 1717 Main Street Suite 3700 Dallas, TX 75201	David A. Lamb, Esq. Milbank, Tweed, Hadley & McCloy LLP 601 S. Figueroa Street, Suite 3000 Los Angeles, CA 90017	James L. Rice III, Esq. Akin Gump Strauss Hauer & Feld LLP 711 Louisiana, Suite 1900 Houston, TX 77002

This statement is filed in connection with (check the appropriate box):

[ ]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]	b.	The filing of a registration statement under the Securities Act of 1933.

[ ]	c.	A tender offer.

[X]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [  ]

CALCULATION OF FILING FEE

Transaction valuation: $282,000(1) Amount of filing fee: $25.94(1)

(1)	Such fee is based upon $92 per $1,000,000 of the purchase price of the securities proposed to be purchased, pursuant to Section 13(e)(3) of the 1934 Act.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$25.94
Filing Party:	Issuer
Form or Registration No.:	5-44316
Date Filed:	February 5, 2003

INTRODUCTION
Item 4	Terms of the Transaction
Item 5	Past Contracts, Transactions, Negotiations and Agreements
Item 6	Purposes of the Transactions, Negotiations and Agreements
Item 7	Purposes, Alternatives, Reasons and Effects
Item 8	Fairness of the Transaction
Item 9	Reports, Opinions, Appraisals and Negotiations
Item 10	Source and Amounts of Funds or Other Consideration
Item 11	Interest in Securities of the Subject Company
Item 12	The Solicitation or Recommendation
Item 13	Financial Statements
Item 14	Persons/Assts, Retained, Employed, Compensated or Used
Item 15	Additional Information
Item 16	Exhibits
SIGNATURE
INDEX TO EXHIBITS

INTRODUCTION

     This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Statement”) is being filed by Inland Resources Inc., a Washington corporation (the “Company”); Inland Holdings LLC, a California limited liability company (“TCW”), TCW Asset Management Company (“TAMCO”) and Trust Company of the West, as Sub-Custodian for Mellon Bank for the benefit of Account CPFF-873-3032 (“TCW as Sub-Custodian”) (TCW, TAMCO and TCW as Sub-Custodian, collectively, the “TCW Entities”); Pengo Securities Corp., a Delaware corporation and the successor to SOLVation Inc. (“Pengo”) and Hampton Investments LLC, a Delaware limited liability company (“Hampton” and together with Pengo, the “Smith Parties”); and Marc MacAluso and Bill I. Pennington (together “Management”) and relates to (i) the Company’s issuance to TCW of 22,053,000 shares of Common Stock and 911,588 shares of Series F Preferred Stock, par value $.001 per share (the “Series F Preferred Stock”) plus 383 shares of Series F Preferred Stock for each day after November 30, 2002 until the closing of the transactions (the “Closing”) in exchange for the cancellation of Subordinated Note No. R-001 dated August 2, 2002, issued to TCW in the aggregate principal amount of $98,968,964 (the “TCW Subordinated Note”) and all accrued but unpaid interest thereon, (ii) the Company’s issuance to Pengo of 68,854 shares of Series F Preferred Stock plus 27 shares of Series F Preferred Stock for each day after November 30, 2002 until the Closing in exchange for the cancellation of Junior Subordinated Note No. R-30001 dated August 2, 2002, issued to Pengo in the aggregate principal amount of $5,000,000 (the “Pengo Subordinated Note” and together with the TCW Subordinated Note, the “Notes”) and all accrued but unpaid interest thereon, (iii) the contribution by TCW and the Smith Parties of all shares of Common Stock and Series F Preferred Stock held by each (the “TCW and Smith Shares”) following consummation of the foregoing exchange transactions (collectively, the “Exchange”) to Inland Resources Inc., a newly formed Delaware corporation (“Newco”), in consideration of the issuance by Newco of 10,000 shares of its common stock, par value $.001 per share, which represent all of the issued and outstanding capital stock of Newco, and (iv) the short-form merger of the Company with and into Newco, with Newco as the survivor (the “Merger”), pursuant to which the TCW and Smith Shares held by Newco will be cancelled and all remaining shares of the Company’s Common Stock other than the TCW and Smith Shares will be exchanged for consideration of $1.00 per share in cash.

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary of the Transactions” in the Transaction Statement attached hereto as Exhibit (a) (the “Transaction Statement”) is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)  The Company’s full name, address and telephone number for its principal executive offices are:

Inland Resources Inc.
410 17th Street, Suite 700
Denver, CO 80202
(303) 893-0102

(b)  The exact title of the class of equity security that is the subject of this filing is the Company’s Common Stock, $.001 par value. As of December 31, 2002, the Company had 2,897,732 shares of Common Stock outstanding.

(c)  The information set forth under the caption “Market for Registrant’s Common Stock and Related Shareholder Matters — Price Range of Common Stock” in the Transaction Statement is incorporated herein by reference.

(d)  The information set forth under the caption “Market for Registrant’s Common Stock and Related Shareholder Matters — Dividend Policy” in the Transaction Statement is incorporated herein by reference.

(e)  Not Applicable

(f)  Not Applicable.

Item 3. Identity and Background of Filing Persons.

(a)	1.	Inland Resources Inc.
(subject company)
410 17th Street, Suite 700
Denver, CO 80202
(303) 893-0102

	2.	Inland Holdings LLC
(affiliate of subject company through ownership of 10.3% of
outstanding common stock of subject company and right to
participate on Board of Directors)
c/o The TCW Group, Inc.
865 S. Figueroa Street, Suite 1800
Los Angeles, CA 90017
(213) 244-0053

	3.	Pengo Securities Corp.
(affiliate of subject company through affiliation with
Hampton)
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

	4.	Hampton Investments LLC
c/o Pengo Securities Corp.
(affiliate of subject company through ownership of 80% of
outstanding common stock of subject company)
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

	5.	Trust Company of the West, as Sub-Custodian for
Mellon Bank for the benefit of
Account No. CPFF-873-3032
(member of Inland Holdings LLC)
c/o The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017
(213) 244-0053

	6.	TCW Asset Management Company
(parent of TCW Royalty (as defined below) and investment manager with respect to assets held by TCW as Sub-Custodian)
c/o The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017
(213) 244-0053

	7.	Marc MacAluso
410 17th Street, Suite 700
Denver, Colorado 20202
(303) 293-0102

	8.	Bill I. Pennington
410 17th Street, Suite 700
Denver, Colorado 20202
(303) 293-0102

     TCW as Sub-Custodian and TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. (“Portfolio”) are the only members of TCW. TCW as Sub-Custodian and Portfolio have discretionary authority and control over all of the assets of TCW pursuant to the Operating Agreement of TCW, including the power, shared equally, to manage, vote and dispose of the Company’s capital stock held by TCW. TCW as Sub-Custodian is entitled to 99.99% of any distributions of Inland Holdings LLC and Portfolio is entitled to .01% of any distributions of Inland Holdings LLC.

     TCW Royalty Company (“TCW Royalty”), as the managing general partner of Portfolio, has discretionary authority and control, together with TCW as Sub-Custodian, of TCW, including the power to vote and dispose of the Company’s capital stock held in the name of the TCW.

     TAMCO as the parent corporation of TCW Royalty and as investment manager with respect to assets held by TCW as Sub-Custodian, also has the power, together with TCW as Sub-Custodian, to vote and dispose of the shares of the Company’s capital stock held by TCW.

     TCW as Sub-Custodian is a trust company 100% owned by The TCW Group, Inc., a Nevada corporation. Portfolio is a California limited partnership and has a managing general partner, two general partners and a limited partner, as set forth below:

     TCW Royalty is the managing general partner;

     Portfolio is a general partner;

     TCW Royalty Partnership V, L.P. is a general partner; and

     TCW as Sub-Custodian is the limited partner.

     Sub-custodians are typically authorized to perform custodial services pursuant to a custody agreement with a primary custodian, for which a sub-custodian serves as the agent. In this context, Inland Holdings LLC’s assets are controlled by its members, one of which is Trust Company of the West in its capacity as sub-custodian for Mellon Bank, who acts as the primary custodian for the benefit of one or more pension plans. There is one sub-custody relationship between Trust Company of the West and Mellon Bank with respect to Inland Holdings LLC. TCW Portfolio No. 1555 DR V Sub-Custody Partnership, L.P. is a limited partnership that has the words “Sub-Custody Partnership” in its name simply because Trust Company of the West, as Sub-Custodian for Mellon Bank, is its limited partner.

     TCW Royalty is a 100% wholly-owned subsidiary of TAMCO. TAMCO is a California corporation and wholly-owned subsidiary of The TCW Group, Inc. In July 2001, The TCW Group, Inc. sold a majority of its shares to Société Générale Asset Management, S.A., a subsidiary of Société Générale, S.A.

     Each of TCW as Sub-Custodian, Portfolio, TCW Royalty and TAMCO, each as a parent corporation or partnership or as a managing partner or member of TCW, may be deemed to control TCW. Each of TAMCO and Trust Company of the West (other than in its capacity as TCW as Sub-Custodian) disclaims beneficial ownership of the Company’s capital stock (or capital stock equivalents) and the filing of this statement shall not be construed as an admission that such entities and individuals are the beneficial owners of any securities covered by this statement.

     (b)

Entity	State of Organization	Principal Business

Inland Resources Inc.	Washington	Oil and gas exploration and development
Inland Holdings LLC	California	Investments
Pengo Securities Corp.	Delaware	Investments
Hampton Investments LLC	Delaware	Investments
Trust Company of the West, as Sub-Custodian (is entitled to 99% of the economic interest in Inland Holdings LLC)	California	Investments

Entity	State of Organization	Principal Business

TCW Portfolio No. 1555	California	Investments
DR V Sub-Custody
Partnership, L.P.
(is entitled to .01%
of the economic
interest in Inland
Holdings LLC)
TCW Royalty Company (managing general partner of Portfolio)	California	Investments
TCW Asset Management Company (parent of TCW Royalty and investment manager with respect to assets held by TCW as Sub-Custodian)	California	Investments

     During the past five years, none of these entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c)(1) and (2) The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Transaction Statement is incorporated herein by reference. Set forth below are the name, address and the present principal occupation or employment of each executive officer and director of the Company and each executive officer and director of any corporation or other person ultimately in control of the Company:

     Marc MacAluso. Mr. MacAluso was appointed as Chief Executive Officer and Chief Operating Officer of the Company on February 1, 2001, and has served as a director since October 14, 1999. He was Senior Vice President of TAMCO, where he was involved in all aspects of mezzanine financing for TCW’s Energy Group, from August 1994 through January 2001. The Company’s address is 410 17th Street, Suite 700, Denver, CO 80202.

     Bill I. Pennington. Mr. Pennington has served as Chief Financial Officer of the Company since September 21, 1994 and as President since November 16, 2000. He also served as Chief Executive Officer of the Company from September 3, 1999 until February 1, 2001 and as Vice President from March 22, 1996 until September 23, 1999. He was appointed as a director of the Company on September 23, 1999. The Company’s address is 410 17th Street, Suite 700, Denver, CO 80202.

     Arthur J. Pasmas. Mr. Pasmas was appointed as a director and Chairman of the Board of the Company in August 2001. He was also a director of the Company from 1994 until September 1999, and was Co-Chief Executive Officer of the Company from November 1998 until September 1999. Mr. Pasmas has served as Vice President of Smith Management LLC or affiliated entities since 1984. He currently manages oil and gas investments as Vice President of Smith Management LLC. Through his employment with Smith Management LLC, he may be deemed to be an affiliate of each of the Smith Parties. The address of Smith Management LLC is 885 Third Avenue, 34th Floor, New York, New York 10022.

     Bruce M. Schnelwar. Mr. Schnelwar has served as a director of the Company since March 2001. He also was a director of the Company from February 1998 until September 1999. He has served as Executive Vice President and Chief Financial Officer of Smith Management LLC or affiliated entities (including Pengo and each of the other Smith Group Parties, as defined below) since 1994. Mr. Schnelwar is a member of the Board of Directors of each of Pengo Industries, Inc, and SDR Group Holdings, Inc. Through his employment with Smith Management, LLC, he may be deemed to be an affiliate of each of the Smith Parties. The address of Smith Management LLC is 885 Third Avenue, 34th Floor, New York, New York 10022.

     Dewey M. Stringer, III. Mr. Stringer has served as a director of the Company since August 2001. He has been President of Petro-Guard Co., Inc., a private oil and gas exploration company, since July 1987. The principal address for Petro-Guard Co., Inc. is 5858 Westheimer, Suite 400, Houston, Texas 77057.

     Michael B. Guinn. Mr. Guinn has served as Vice President of Operations for the Company since November 21, 2002. From September 1997 until his appointment to Vice President, Mr. Guinn was in charge of all Roosevelt Utah operations for the Company as District Engineer. Prior to employment with the Company, Mr. Guinn was employed by Coastal Oil and Gas as the Assistant Plant Manager/ Process Engineer at the Altamont Bluebell gas processing facility.

     Daniel W. Shewmake. Mr. Shewmake has served as Vice President of Development for the Company since November 21, 2002. He has also served as Senior Geologist since his employment in December 2000. From January 2000 until December 2002, Mr. Shewmake served as a contractor for the Company. He was employed a total of 38 years as a petroleum geologist in exploration and production for several companies including Exxon, Anadarko, Superior, Valero and Snyder.

     The executive officers and directors of TAMCO and their respective material positions and offices are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.

Robert A. Day, Director, Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr., Director & Vice Chairman of the Board
Marc I. Stern, Director, President & Vice Chairman of the Board
Alvin R. Albe, Jr., Director, Executive Vice President & Chief Marketing Officer
Robert D. Beyer, Director, Executive Vice President & Chief Investment Officer
William C. Sonneborn, Director, Executive Vice President & Chief Operating Officer
Mark W. Gibello, Director & Executive Vice President
Michael E. Cahill, Director, Managing Director, General Counsel & Secretary
Christopher J. Ainley, Director
Mark L. Attanasio, Director
Philip A. Barach, Director
Javier W. Baz, Director
Glen E. Bickerstaff, Director
Arthur R. Carlson, Director
Jean-Marc Chapus, Director
Penelope D. Foley, Director
Douglas S. Foreman, Director
Nicola F. Galluccio, Director
Jeffrey E. Gundlach, Director
Raymond F. Henze, III, Director
Stephen McDonald, Director
Nathan B. Sandler, Director
Komal S. Sri-Kumar, Director

     The executive officers and directors of TCW as Sub-Custodian, and their respective material positions and offices are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.

Alvin R. Albe, Jr., Executive Vice President, Chief Marketing Officer & Director
Robert D. Beyer, Director, Vice Chairman
Robert A. Day, Chairman of the Board & Chief Executive Officer
Ernest O. Ellison, Director, Vice Chairman
Jeffrey E. Gundlach, Director
Thomas E. Larkin, Jr., Director, Vice Chairman
Marc I. Stern, Director, Vice Chairman
William C. Sonneborn, Executive Vice President & Chief Operating Officer
Patrick R. Pagni, Executive Vice President
Michael E. Cahill, Managing Director, General Counsel & Secretary
David S. DeVito, Managing Director, Chief Financial Officer & Assistant Secretary

     JWA Investments IV LLC, a Delaware limited liability company (“JWA Investments”) is the Managing Member of Hampton and John W. Adams is the sole member of JWA Investments. Hampton does not have officers or directors. Because JWA Investments may be deemed to control Hampton and therefore 80% of the Company’s common stock (1.81% giving effect to the Exchange and the Merger), and because each of SDR Group Holdings, Inc., a New York corporation (“SDR”), Pengo Industries, Inc., a Texas corporation (“Pengo Industries”, together with JWA Investments, SDR and Pengo, the “Smith Group Parties”) and Pengo Capital LLC, a Delaware limited liability company (“Pengo Capital”) may be deemed to control Pengo (and therefore 5.61% of the Company’s common stock giving effect to the Exchange and the Merger) in each case within the meaning of Rule 13e-3, information with respect to the executive officers and directors of such persons is provided below. Pengo Capital does not have officers or directors. John W. Adams is the Managing Member of Pengo Capital LLC. The principal business of Pengo Capital and each of the Smith Group Parties is investments.

     John W. Adams. Mr. Adams has served as President of Smith Management LLC, a private investment firm (“Smith Management”) or affiliated entities (including each of the Smith Group Parties) since January 1984. Mr. Adams has been the sole Member of JWA Investments since July 18, 2001 and the Managing Member of Pengo Capital since August 31, 1998. Mr. Adams is a member of the Board of Directors of each of Pengo Industries, SDR and Pengo. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Adams has served as Chairman of the Board of Directors of Hawaiian Airlines Inc., 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819, a publicly traded airline, and on such Board’s Executive Committee since 1996 and as Chief Executive Officer of this company since May 2002. In February 2002, he became a member of the Board of Directors of Sun Healthcare Group, Inc., 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109, a healthcare company, and he also serves as Chairman of its Executive Committee. He was a member of the Board of Directors of Harvard Industries, Inc. from October 1994 until November 1998, and was Chairman of the Board and Chief Executive Officer of Harvard Industries, Inc. from February 1997 until November 1998.

     Thomas X. Fritsch. Mr. Fritsch has served as Vice President and General Counsel of Smith Management or affiliated entities (including each of the Smith Group Parties) since January 2002. Mr. Fritsch is a member of the Board of Directors of Pengo. From October 1997 to January 2002 Mr. Fritsch was an associate at Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

     James B. Healy. Mr. Healy has served as Vice President and Tax Director of Smith Management or affiliated entities (including each of the Smith Group Parties) since September 2000, and from 1995 to September 2000 he served as Tax Director of Paramount Group, Inc., 1633 Broadway, New York, New York. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

     Susan E. O’Donovan. Ms. O’Donovan has served as Vice President and Controller of Smith Management or affiliated entities (including each of the Smith Group Parties) since July 2000. From March 1999 to July 2000 Ms. O’Donovan served as Manager of Financial Reporting of General Electric Capital Services, 260 Long Ridge Road, Stamford, Connecticut, and from 1990 to July 2000 she served as Vice President and Controller of ContiFinancial Corporation, 277 Park Avenue, New York, New York. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

     Jeffrey A. Smith. Mr. Smith has served as Executive Vice President of Smith Management or affiliated entities (including each of the Smith Group Parties) since 1986. Mr. Smith is a member of the Board of Directors of each of Pengo Industries, SDR and Pengo. The address of Smith Management is 885 Third Avenue, 34th Floor, New York, New York 10022.

     (c)(3) and (4) During the past five years, none of the natural persons identified in (c)(1) and (2) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c)(5) All of the natural persons identified in (c)(1) and (2) above are U.S. citizens.

Item 4. Terms of the Transaction.

     (a)(1) Not Applicable

     (a)(2) The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transactions,” “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger,” “Special Factors — Alternatives Considered,” “Special Factors — Effects of the Merger,” and “Special Factors — Federal Income Tax Consequences of the Exchange and Merger” in the Transaction Statement is incorporated herein by reference.

     (c)  The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transactions,” “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger,” “Special Factors — Effects of the Merger - Effects of the Exchange and Merger on the Affiliated Shareholders” and “Special Factors — Effects of the Merger — Effects of the Exchange and Merger on the Unaffiliated Shareholders” in the Transaction Statement is incorporated herein by reference.

     (d)  The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transactions — Step 4: Going Private Transaction - Appraisal Rights,” and “Special Factors — Appraisal Rights” is incorporated herein by reference.

     (e)  None.

     (f)  None.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

     (a)  The information set forth under the caption “Contracts, Transactions, Negotiations and Agreements” in the Transaction Statement is incorporated herein by reference.

     (b)  The information set forth under the caption “Contracts, Transactions, Negotiations and Agreements” in the Transaction Statement is incorporated herein by reference.

     (c)  The information set forth under the caption “Contracts, Transactions, Negotiations and Agreements” in the Transaction Statement is incorporated herein by reference.

     (e)  The information set forth under the captions “Summary of the Transaction — Step 1: Exchange of Subordinated Notes for Common Stock and Series F Preferred Stock — Terms of Series F Preferred Stock” and “Contracts, Transactions, Negotiations and Agreements” in the Transaction Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b)  The information set forth under the captions “Frequently Asked Questions” and “Special Factors — Effects of the Merger” in the Transaction Statement is incorporated herein by reference.

     (c)(1)-(8) The information set forth under the captions “Frequently Asked Questions,” “Summary of the Transactions — Step 1: Exchange of Subordinated Notes for Common Stock and Series F Preferred Stock,” “Summary of the Transactions — Step 2: Modification of the Company’s Senior Bank Credit Facility,” “Summary of the Transactions — Step 3: Modification of the Smith Senior Subordinated Note,” “Summary of the Transactions — Step 4: Going Private Transaction — Formation of Newco,” Summary of the Transactions — Step 4: Going Private Transaction — Merger,” “Special Factors — Effects of the Merger — Effects of the Merger on the Company” and “Security Ownership of Certain Beneficial Owners and Management” in the Transaction Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a)  The information set forth under the captions “Frequently Asked Questions”, “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger” and “Special Factors — Procedural Fairness” in the Transaction Statement is incorporated herein by reference.

     (b)  The information set forth under the caption “Special Factors - Alternatives Considered” in the Transaction Statement is incorporated herein by reference.

     (c)  The information set forth under the captions “Frequently Asked Questions” and “Special Factors — Purposes and Reasons for the Exchange of Equity for Outstanding Debt to Affiliated Shareholders and the Merger” in the Transaction Statement is incorporated herein by reference.

     (d)  The information set forth under the captions “Frequently Asked Questions,” “Special Factors — Effects of the Merger — Effects of the Merger on the Company,” “Special Factors — Effects of the Merger — Effects of the Exchange and Merger on the Affiliated Shareholders” and “Special Factors - Effects of the Merger — Effects of the Exchange and Merger on the Unaffiliated Shareholders” in the Transaction Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a)  The information set forth under the caption “Special Factors - Fairness of the Merger” in the Transaction Statement is incorporated herein by reference.

     (b)  The information set forth under the captions “Special Factors - Procedural Fairness” and “Special Factors — Factors Considered in Determining Substantive Fairness” in the Transaction Statement is incorporated herein by reference.

     (c)  The information set forth under the caption “Special Factors - Approvals” in the Transaction Statement is incorporated herein by reference.

     (d)  The information set forth under the caption “Special Factors - Approvals — Unaffiliated Representative” in the Transaction Statement is incorporated herein by reference.

     (e)  The information set forth under the caption “Special Factors - Approvals — Approval of Directors” in the Transaction Statement is incorporated herein by reference.

     (f)  None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a)-(c) The information set forth under the caption “Special Factors - Opinion of Financial Advisor — Exchange” in the Transaction Statement is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a)  The information set forth under the caption “Special Factors — Effects of the Merger — Effects of the Merger on the Company — Financial Effects of the Merger” in the Transaction Statement is incorporated herein by reference.

     (b)  None.

     (c)  The information set forth under the caption “Special Factors — Effects of the Merger — Effects of the Merger on the Company — Financial Effects of the Merger” in the Transaction Statement is incorporated herein by reference.

     (d)  Not Applicable.

Item 11. Interest in Securities of the Subject Company.

     (a)  The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Transaction Statement is incorporated herein by reference.

     (b)  None.

Item 12. The Solicitation or Recommendation.

     (d)  None of the affiliates, directors or executive officers of the Company currently intends to sell its or his shares of Common Stock for the $1.00 cash consideration except for Bill Pennington, who owns 2,168 shares of Common Stock and Dewey A. Stringer, III who owns 1,990 shares of Common Stock (each less than 1/10 of 1%). Each of the Company’s directors voted to approve the Exchange and fairness of the Merger.

     (e)  Except for the vote to approve the Exchange and determine the fairness of the Merger by the Company’s directors and the statements contained in this Statement and the Transaction Statement, the Company is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support of or opposed to the Exchange and Merger.

Item 13. Financial Statements.

     (a)  The information set forth under the caption “Financial Statements” in the Transaction Statement is incorporated herein by reference.

     (b)  The information set forth under the caption “Unaudited Pro Forma Financial Statements” in the Transaction Statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)-(b) Not Applicable.

Item 15. Additional Information.

     The information set forth in the Transaction Statement and exhibits thereto is incorporated herein by reference.

Item 16. Exhibits.

     (a)  Transaction Statement.

     (b)  Not Applicable.

     (c)  Opinion of First Albany Corporation dated as of January 28, 2003, attached as Exhibit B to the Transaction Statement.

     (c)(1) Consent of First Albany Corporation.

     (d)(1) Exchange and Stock Issuance Agreement dated as of January 30, 2003 (the “Exchange Agreement”), by and among Inland Resources Inc., Inland Production Company, Inland Holdings LLC and SOLVation Inc., filed as an exhibit to the Company’s Form 8-K dated February 3, 2003 and incorporated herein by reference. Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors’ Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.

     (d)(2) Form of Amendment No. 1 to Employment Agreement by and between Marc MacAluso and Newco, attached as an exhibit to the Exchange Agreement.

     (d)(3) Form of Amendment No. 1 to Employment Agreement by and between Bill I. Pennington and Newco, attached as an exhibit to the Exchange Agreement.

     (d)(4) Form of Second Amended and Restated Registration Rights Agreement by and among Inland Resources Inc., Inland Holdings LLC, Hampton Investments LLC and SOLVation Inc. attached as Exhibit E to the Exchange Agreement. Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors’ Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.

     (d)(5) Form of First Amendment to Senior Subordinated Note Purchase Agreement, attached as an exhibit to the Exchange Agreement.

     (d)(6) Form of Development Agreement, attached as an exhibit to the Exchange Agreement.

     (d)(7) Investors’ Agreement dated as of January 30, 2003 (the “Investors’ Agreement”), by and among Newco, Inland Holdings LLC, Hampton Investments LLC and SOLVation Inc. Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors’ Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.

     (d)(8) Form of Agreement and Plan of Merger between Inland Resources Inc. and Newco, attached as an exhibit to the Investors’ Agreement.

     (d)(9) Fourth Amendment to Third Amended and Restated Credit Agreement.

     (f)  Chapter 23B.13 of The Revised Code of Washington (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).

     (g)  Not Applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INLAND RESOURCES INC

By:	/s/ MARC MACALUSO Marc MacAluso Chief Executive Officer

PENGO SECURITIES CORP

By:	/s/ THOMAS X. FRITSCH Thomas X. Fritsch Vice President

HAMPTON INVESTMENTS LLC

By:	JWA INVESTMENTS IV LLC its Managing Member

By:	/s/ THOMAS X. FRITSCH Thomas X. Fritsch Vice President

INLAND HOLDINGS LLC

By:	TRUST COMPANY OF THE WEST, a California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032, Member

By:	/s/ ARTHUR R. CARLSON Arthur R. Carlson Managing Director

By:	/s/ THOMAS F. MEHLBERG Thomas F. Mehlberg Managing Director

By:	TCW PORTFOLIO NO. 1555 DR V Sub-Custody Partnership, L.P., a California limited partnership, Member

By:	TCW Royalty Company, a California Company, Managing General Partner

By:	/s/ THOMAS F. MEHLBERG Thomas F. Mehlberg Vice President

TCW ASSET MANAGEMENT COMPANY, a California corporation

By:	/s/ ARTHUR R. CARLSON

Arthur R. Carlson, Managing Director

TRUST COMPANY OF THE WEST, a California trust company, as Sub-Custodian for Mellon Bank for the benefit of Account No. CPFF 873-3032

By:	/s/ ARTHUR R. CARLSON

Arthur R. Carlson
Managing Director

By:	/s/ THOMAS F. MEHLBERG

Thomas F. Mehlberg
Managing Director

By:	/s/ MARC MacALUSO

Marc MacAluso

By:	/s/ BILL I. PENNINGTON

Bill I. Pennington

INDEX TO EXHIBITS

Exhibit
Number		Description

*(a)	-	Transaction Statement.
(b)	-	Not Applicable.
*(c)	-	Opinion of First Albany Corporation dated as of January 28, 2003, attached as Exhibit B to the Transaction Statement.
(c)(1)	-	Consent of First Albany Corporation.
(d)(1)	-	Exchange and Stock Issuance Agreement dated as of January 30, 2003 (the “Exchange Agreement”), by and among Inland Resources Inc., Inland Production Company, Inland Holdings, LLC and SOLVation Inc., filed as an exhibit to the Company’s Form 8-K dated February 3, 2003 and incorporated herein by reference.**
(d)(2)	-	Form of Amendment No. 1 to Employment Agreement by and between Marc MacAluso and Newco, attached as an exhibit to the Exchange Agreement.
(d)(3)	-	Form of Amendment No. 1 to Employment Agreement by and between Bill I. Pennington and Newco, attached as an exhibit to the Exchange Agreement.
(d)(4)	-	Form of Second Amended and Restated Registration Rights Agreement by and among Inland Resources Inc., Inland Holdings, LLC, Hampton Investments LLC and SOLVation Inc., attached as Exhibit E to the Exchange Agreement.**
(d)(5)	-	Form of First Amendment to Senior Subordinated Note Purchase Agreement, attached as an exhibit to the Exchange Agreement.
(d)(6)	-	Form of Development Agreement, attached as an exhibit to the Exchange Agreement.
(d)(7)	-	Investors’ Agreement dated as of January 30, 2003 (the “Investors’ Agreement”), by and among Newco, Inland Holdings, LLC, Hampton Investments LLC and SOLVation Inc.**
(d)(8)	-	Form of Agreement and Plan of Merger between Inland Resources Inc. and Newco, attached as an exhibit to the Investors’ Agreement.
(d)(9)	-	Fourth Amendment to Third Amended and Restated Credit Agreement.
*(f)	-	Chapter 23B.13 of The Revised Code of Washington (attached as Exhibit A to the Transaction Statement and incorporated herein by reference).
(g)	-	Not Applicable.

*	Filed herewith

*	Pursuant to instruments dated effective March 1, 2003, Pengo Securities Corp. has acquired the $5,000,000 principal amount junior subordinated note originally issued to SOLVation Inc. and succeeded to all rights and obligations of SOLVation Inc. under the Exchange and Stock Issuance Agreement and the Investors’ Agreement and will become a party to all agreements, such as the Second Amended and Restated Registration Rights Agreement, contemplated to be executed upon completion of the Exchange.